OneLink Communications Inc.

                                   Exhibit 11


Computation of Earnings Per Common Share

Net income (loss) per common share is calculated based on the net income and net loss for the respective period and the weighted average number of common shares outstanding during the period. Common Stock equivalents (options and warrants) and not dilutive and anti-dilutive for the respective three month periods ended March 31, 1998 and 1997.